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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------           ------------------------------------------
CUSIP NO.      69357C107                                 PAGE 2 OF 10 PAGES
---------------------------           ------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Parkcentral Global Hub, Limited
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) / /
                                                               (b) /X/

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  /  /
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,589,793 shares issuable upon conversion of
NUMBER OF SHARES                notes and payable as shares of interest under
BENEFICIALLY OWNED              the notes (see Item 5)
BY EACH REPORTING
PERSON WITH
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                2,589,793 share issuable upon conversion of
                                notes and payable as shares of interest under
                                the notes (see Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,227,638 (including 3,093,669 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            (see Item 5)

            4.9% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------           ------------------------------------------
CUSIP NO.      69357C107                                 PAGE 3 OF 10 PAGES
---------------------------           ------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Petrus Securities, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) /X/

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Texas
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED               637,845 (including 503,876 shares issuable upon
BY EACH REPORTING                conversion of notes and payable as shares of
PERSON WITH                      interest under the notes (see Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                0
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                637,845 (including 503,876 shares issuable upon
                                conversion of notes and payable as shares of
                                interest under the notes (see Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,227,638 (including 3,093,669 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*
                                                                    /  /
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

ITEM 1            SECURITY AND COMPANY

         This statement on Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Act. The principal executive office and mailing address of the Company is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339-5986

ITEM 2            IDENTITY AND BACKGROUND

         (a) This statement is filed on behalf of Parkcentral Global Hub Limited, a Bermuda Company and Petrus Securities, LP, a Texas Limited Partnership (the "Reporting Persons").

         (b) The address of the principal business office of each Reporting Person is 2300 West Plano parkway, Plano, TX 75075.

         (c) The principal business of the Reporting Persons is making investments utilizing various strategies.

         (d) During the past five years, neither Reporting Person has been convicted in a criminal proceeding.

         (e) During the past five years, neither Reporting Person was a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Equity capital of the Reporting Persons was used to acquire the Securities. Parkcentral Global Hub Limited paid $18,862,782 for its convertible notes. Petrus paid $3,670,082 for its convertible notes and $690,240 for its Shares.

ITEM 4.           PURPOSE OF TRANSACTION.

         On October 26, 2005 at the request of the Issuer, an Ad Hoc Committee of holders of the Convertible Notes (the "Ad Hoc Committee") was organized to consider strategic alternatives relating to the Issuer. On October 26, 2005 members of the Ad Hoc Committee entered into a confidentiality agreement with the Issuer. A copy of the confidentiality agreement is attached as an exhibit hereto and incorporated into this Item 4 by reference. The members of the Ad Hoc Committee are filing statements on Schedule 13D because they may be deemed to be part of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         The Ad Hoc Committee met with the management of the Issuer on October 26, 2005, and may do so again or otherwise communicate with the management or Board of Directors of the Issuer. Reporting Persons intend to review their investment in the Issuer on a continuing basis. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the

Issuer's securities, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its investment in the Issuer depending upon an ongoing evaluation of the investment in the Issuer's securities, price and availability of securities of the Issuer, subsequent developments affecting the Issuer, its business and prospects, general prevailing market and economic conditions, tax considerations, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations and factors deemed relevant. In addition, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

         Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

         Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Issuer or otherwise with respect to the Issuer.

         Although the foregoing represents the range of activities presently contemplated by the Reporting persons with respect to the Issuer, it should be noted that the possible activities of the Reporting persons are subject to change at any time. Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

         Each of the Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by other members of Ad Hoc Committee (including but not limited to accounts or entities under its control or under common control with such other members) or any other person or entity other than the various accounts under the Reporting Persons' management and control.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         (a),(b) According to the Issuer's most recent Form 10-Q, there were 62,289,889 shares of Common Stock issued and outstanding as of July 31, 2005. Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 2,589,793 shares of the Common Stock held by Parkcentral Global Hub, Limited which has the sole power to direct the vote and dispose of or direct disposition with relation to such shares of Common Stock; and (ii) 637,845 shares of the Common Stock held by Petrus Securities, LP which has the sole power to direct the vote and dispose of or direct disposition with relation to such shares of Common Stock. As Petrus Securities is also an investor in Parkcentral Global Hub, Limited, owning less than 25%. The Reporting Persons may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 3,227,638 shares of the Common Stock, which is 4.9% of the outstanding Common Stock. The Ad Hoc Committee may be deemed to be a group.

(c) (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         None of the Reporting Persons, to the best knowledge of the Reporting Persons, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as previously disclosed.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A Joint Filing Agreement dated November 8, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons, attached hereto as Exhibit A.

2. Exhibit B Confidentiality Agreement dated October 26, 2005, among the Reporting Persons and the Company.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2005


PARKCENTRAL GLOBAL HUB LIMITED


By:  /s/ David Radunsky
     ------------------------------------------
     Name:  David Radunsky
     Title: Chief Operating Officer
            Parkcentral Capital Mangement, L.P.
            Advisor to Parkcentral Global Hub Limited


PETRUS SECURITIES, LP


By:  /s/ David Radunsky
     -------------------------------------------
     Name:  David Radunsky
     Title: Chief Operating Officer

                                  EXHIBIT INDEX

1. Exhibit A Joint Filing Agreement dated November 8, 2005, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons, attached hereto as Exhibit A.

2. Exhibit B Confidentiality Agreement dated October 26, 2005, among the Reporting Persons and the Company.

                                    EXHIBIT A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated as of November 8, 2005


PARKCENTRAL GLOBAL HUB LIMITED




By:  /s/ David Radunsky
     ------------------------------------------
     Name:  David Radunsky
     Title: Chief Operating Officer
            Parkcentral Capital Mangement, L.P.
            Advisor to Parkcentral Global Hub Limited


PETRUS SECURITIES, LP


By:  /s/ David Radunsky
     -------------------------------------------
     Name:  David Radunsky
     Title: Chief Operating Officer